September 18, 2007

Via Edgar Transmission
And Via Federal Express

Barbra C. Jacobs, Esq.
Hugh Fuller, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Mail Stop 4561
Washington, D.C. 20549-7010

Re:	MangoSoft, Inc. (the “Company”) Amendment No. 1 to Form S-3 on Form S-1 File No. 333-144317

Dear Ms. Jacobs and Mr. Fuller:

On behalf of the Company, this letter, along with revised copies of the Company’s Amendment No. 1 to Form S-3 on Form S-1 and Exhibits thereto (the “Registration Statement”), are being filed on behalf of the Company with the United States Securities and Exchange Commission (the “Commission”) in response to the letter of comment from the staff of the Commission (the “Staff”) dated August 6, 2007 with respect to the Company’s registration statement on Form S-3. Unless otherwise set forth herein to the contrary, all capitalized terms in this letter shall have the same meaning as ascribed to them in the Registration Statement. In addition, accompanying the non-electronic version of this letter are six (6) courtesy copies of the Registration Statement, three (3) of which are marked to show the changes from the Registration Statement on Form S-3 previously filed with the Staff.

Except as expressly set forth herein to the contrary, all capitalized terms in this letter shall have the same meanings as ascribed to them in the Registration Statement.

Specifically, on behalf of the Company please be advised of the following:

Barbra C. Jacobs, Esq.
Hugh Fuller, Esq.
United States Securities and Exchange Commission
September 18, 2007

Form S-3
General

1.
We presume that you are relying upon Transaction Requirement B.4 (a) to register this rights offering on Form S-3. In this regard, please advise how you satisfied the other paragraphs of this section with respect to the rights offering; the standby offering should be analyzed separately. In this regard, you may want to consider our CF Tel. Interpretations regarding the use of Form S-3 in these contexts.

Please be advised that in response to the Staff’s comment, the Company is amending its filing of the rights offering on Form S-1.

Risk Factors, page 6

2.
Please include risk factors addressing the going concern opinion rendered by the auditors, the staff of one full-time employee, and the absence of any apparent plan for how to proceed with the acquisition or development of new business.

Please be advised that a risk factor has been added to page 7 of the Registration Statement addressing the going concern opinion rendered by the Company’s auditors. In addition, a risk factor has also been added to page 9 of the Registration Statement addressing the fact that the Company has only one full-time employee. Finally, another risk factor has been added to page 9 of the Registration Statement discussing the absence of any apparent plan for how to proceed with the acquisition and development of new business.

Barbra C. Jacobs, Esq.
Hugh Fuller, Esq.
United States Securities and Exchange Commission
September 18, 2007

Special Note Regarding Forward Looking Statements, page 13

3.
Please either remove the references to the safe harbor provisions of Section 27A of the Securities Act of 1933 or of Section 21E of the Securities Exchange Act of 1934 or make it clear that they are not available to you each time you reference them. As you may know, these provisions are not available to companies whose stock is classified as “penny stock” under the Commission’s rules.

Please be advised that references to the safe harbor provisions of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934 have been deleted inasmuch as the Company is a “penny stock” company.

The Rights Offering, page 21
Standby Purchase, page 24

4.
Your disclosure indicates that a group consisting of the stockholders who participated in your January private placement and/or their affiliates (i.e., the Investors) intends to enter into an agreement with the Company to purchase all of the shares offered under the rights offering that are not purchased by the other stockholders of the Company at a price per share equal to the rights offering subscription price. Please provide us with detailed analysis of all communication and steps taken to date with these investors and explain to us how these actions comport with Section 5(c) of the Securities Act. Expand your disclosure to explain, in detail, how the standby purchase will work. Explain to us whether these individuals have participated in other offerings in this capacity. Further, please explain the consideration given to identifying the Investors as underwriters.

Please be advised that the cover page of the prospectus that forms a part of the Registration Statement has been revised to indicate that the Subscription and Standby Commitment Agreement will be entered into by certain of the stockholders who participated in the Company’s January Private Placement and page 3 of the Registration Statement has been revised to indicate that three of the four stockholders who participated in the Company’s January Private Placement will enter into the Subscription and Standby Commitment Agreement.

Barbra C. Jacobs, Esq.
Hugh Fuller, Esq.
United States Securities and Exchange Commission
September 18, 2007

Please be advised that there have been no offers or other communications between the Investors and the Company, or any others, with respect to the offer to purchase any of the Company’s common stock not otherwise purchased by stockholders of the Company in the proposed rights offering. The proposed form of Subscription and Standby Agreement will only be entered into upon the effectiveness of the Registration Statement, as is customary for transactions of this type. Accordingly, based upon the limited activities of the Investors with respect to the standby purchase up to this point, the Company respectfully submits that the activities of the Investors comport with provisions of Section 5(c) of the Securities Act of 1933, as amended.

Please note that the disclosure has been added to pages 15 through 19 of the Registration Statement, detailing how the standby purchase agreement will work.

Please be supplementally advised that none of the Investors who will execute the Subscription and Standby Commitment have participated in any other public offering of securities in such a capacity. Further, please also be advised that inasmuch as these Investors have not acted in any such capacity previously, will only purchase from the Company those shares of common stock, if any, that are not otherwise purchased by the other stockholders of the Company to who such shares are offered, and in the event and to the extent that it does purchase such shares of common stock, the Investors will not do so with a view towards the distribution of such common stock, it is respectfully submitted that the Investors are not to be considered underwriters with respect to the proposed rights offering.

Plan of Distribution, page 35

5.	We note that the shares are being offered directly by you without he services of an underwriter or selling agent. Please provide us with a Rule 3a4-1 analysis or advise.

Please be advised that Mr. Vincent would not be deemed a broker based on the Rule 3a4-1 of the Securities Exchange Act of 1934 (the “Exchange Act”). Rule 3a4-1 of the Exchange Act provides a safe harbor from federal broker-dealer registration requirements. This safe harbor states that an associated person of a company offering securities shall not be deemed a broker solely by reason of his participation in the sale of securities if that person complies with the requirements of Rule 3a4-1. The definition of associated person includes an officer, director, or employee of the company selling securities. Mr. Vincent meets this requirement as Chief Executive Officer of the Company.

Barbra C. Jacobs, Esq.
Hugh Fuller, Esq.
United States Securities and Exchange Commission
September 18, 2007

Additionally, under rule 3a4-1, Mr. Vincent would not be deemed a broker due to the fact that he:
•	is not subject to a statutory disqualification;
•	is not compensated in connection with his participation in the offering by the payment of commissions or other compensation based either directly or indirectly on the transactions in securities; and
•	is not at the time of this offering, an associated person of a broker or dealer.

Furthermore, Mr. Vincent:
•	primarily performs substantial duties for the Company otherwise than in connection with transactions in securities;
•	was not a broker or dealer or an associated person of a broker or dealer, within the preceding 12 months; and
•	did not participate in selling an offering of securities for any issuer more than once every 12 months.

6.	Please discuss the standby agreement.

Please be advised that the disclosure regarding the Subscription and Standby Commitment Agreement has now been included on pages 15 through 19 of the registration statement.

Incorporation by Reference, page 38

7.
It is not clear to us why you incorporated the Form 10-KSB for the year ended December 31, 2005 and the Forms 10-QSB for the quarters ended March 31, 2006, June 30, 2006, and September 30, 2006 as the incorporation of these documents is not required. Please advise or revise.

Barbra C. Jacobs, Esq.
Hugh Fuller, Esq.
United States Securities and Exchange Commission
September 18, 2007

Please be advised that as the Company is re-filing the Registration Statement on Form S-1, it is no longer incorporating any documents by reference.

Undertakings, page II-2

8.	Please explain to us why this is not a 415 offering.

Please be advised that the Company concurs with the Staff’s analysis that this is a Rule 415 offering and the registration statement has been amended accordingly.

Form 10-KSB
Item 1. Description of Business, page 3

9.
It is not clear from your disclosure how you continue to operate your two lines of business since you have no employees devoted to their functioning. Please expand this discussion to address the question of their operation.

Please be advised that disclosure has been added to page 4 of the Company’s annual report on Form 10-KSB (the “10-KSB”) which shall be separately filed with the Staff, expanding the discussion as to how the Company continues to operate two businesses lines without having any dedicated employees with respect thereto.

Item 6. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 11
Financial Condition, Liquidity and Capital Resources, page 16

10.
Please include discussion of your plan for operation for the next twelve months as required by Item 303 of Regulation S-B. Such discussion should include your cash needs as well as sources for liquidity. Please also address the going concern opinion issued by your auditors.

Please be advised that disclosure has been added to page 17 of the 10-KSB regarding the Company’s plan of operations for the next 12 months as required by Item 303 of Regulation S-B, including the Company’s cash needs and sources for liquidity. In addition, the going concern opinion issued by the Company’s auditors is also addressed.

Barbra C. Jacobs, Esq.
Hugh Fuller, Esq.
United States Securities and Exchange Commission
September 18, 2007

Item 10. Executive Compensation, page 20

11.
Please note that the Commission revised disclosure requirements regarding compensation and related persons disclosure and other matters in Release No. 33-8732A. Please update your disclosure accordingly. Please also see Interpretation J.8B of our July 1997 Manual of Publicly Available Telephone Interpretations and Question 7 of our Executive Compensation and Related Person Disclosure Transition Questions and Answers.

It is respectfully submitted that given the fact that the Company has only had a single officer and director for at least the past 4 years, the Company believes that the disclosures requested by the Staff would not provide any meaningful information to the Company’s stockholders.

Should you have any questions concerning the foregoing or should you require documentation or information, please do not hesitate to contact me at (212) 223-6700.

Very truly yours, /s/ Clifford A. Brandeis Clifford A. Brandeis